A2Z Smart Technologies Meets with Top Israeli Government Officials About Making its FTICS Technology Mandatory in All Motor Vehicles In Israel

Yavne, Israel – Accesswire - August 20, 2020 – A2Z Smart Technologies, Inc. (TSXV: AZ) (OTCQB: AAZZF) (FSE: A23) ("A2Z" or the "Company"), an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce that its management team met with a senior government official, Mr. Yitzchak Pindros, in Jerusalem, Israel. Mr. Pindros is a member of the Israeli parliament. The meeting was part of A2Z's efforts for its FTICS technology to become mandatory in every new motor vehicle sold in Israel.

FTICS is a unique cutting-edge lifesaving technology that is located within the fuel tank of a car. Upon collision, FTICS releases a proprietary substance into the gas tank, solidifying the fuel and eliminating the possibility of combustion and thereby preventing fires. The fuel tank is also lined with a special coating to ensure the fuel does not leak. This eliminates vehicle fires, saving lives and preventing serious harm to passengers, as well as saving billions in property damage.

To see how it works press here:
https://vimeo.com/user105821568/download/385092549/2b6aef48d4

After the meeting, Mr. Pindros went on record, stating that "Following the successful completion of the company's pilot program, we will promote a bill mandating the installation of A2Z's FTICS technology in every new car sold in Israel. The protection, safety and saving of human lives is our priority."

Also present at the meeting was Mr. Israel Morgenstern, Chairman of ZAKA, a leading Israeli search and rescue organization, which is also responsible in recovering the bodies from accidents. Mr. Morgenstern, stated, "Our courageous employees work day and night and encounter the devastation and carnage from fatal car accidents in Israel. ZAKA will fully support the initiative to pass legislation that will make this FTICS technology mandatory for every new car sold nationwide as this will save countless lives."

A2Z's Chief Executive Officer, Joseph Bentsur, commented, "We had a very constructive and productive meeting and I would like to personally thank Mr. Pindros for taking the lead initiative in introducing legislation that will save countless lives. In Israel alone, eight cars per day catch on fire."

According to FEMA(*) data between 2014-2016, eighty-three percent of highway vehicle fires occurred in passenger vehicles. In addition, insulation around electrical wiring and flammable liquids in the engine area were the most common items first ignited in highway vehicle fires.

According to Automotive Industry Portal MarkLines(**), 253,938 new light vehicles were sold in Israel in 2019. If such legislation is passed it could translate up to a $127 million dollar annual income for the Company.

Stock Option Grants

The Company also wishes to announce the granting of 600,000 options to directors and officers and 1,240,000 options to consultants, pursuant to the Company's stock option plan (total of 1,840,000). 792,000 options vest immediately, and the balance vest over the following 24 months. All the options are exercisable into an equal amount of shares of the Company at an exercise price of CAD $0.50 per Share and expire 5 years from the Initial Date.

Sources:
https://www.statista.com/statistics/377006/nmber-of-us-highway-vehicle-fires/
(*) https://www.usfa.fema.gov/downloads/pdf/statistics/v19i2.pdf
(**) https://www.marklines.com/en/statistics/flash_sales/salesfig_israel_2019

For more information on Member of Parliament, Mr. Yitzchak Pindros:
https://en.wikipedia.org/wiki/Yitzhak_Pindros

For more information on ZAKA:
https://www.zaka.org.il/

For news article in Hebrew covering the event:
https://www.jdn.co.il/breakingnews/1369235/
https://www.bhol.co.il/news/1126893?utm_source=whatsapp&utm_medium=link

About A2Z Smart Technologies, Inc.
A2Z Smart Technologies, Inc. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defense among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

For additional information, please visit: https://a2zas.com

Twitter: @A@Z_Advanced

On Behalf of the Board,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.

Corporate Contact:
Gadi Levin
+972-8-932-4333
gadi@a2zas.com

Investors:
ClearThink
nyc@clearthink.capital